Filed by CNX Resources Corporation

Commission File No.: 001-14901

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CNX Midstream Partners LP

Commission File No.: 001-36635

Date: September 8, 2020

CNX Provides Update to Non-Replicable

Free Cash Flow Generation Plan

PITTSBURGH, September 8, 2020 – CNX Resources Corporation (NYSE: CNX) (“CNX” or the “company”) today announced the following updates:

CNX continues to execute on its commitment to generate long-term intrinsic value per share by generating free cash flow (FCF) per share on a regular basis and reducing its outstanding debt to further strengthen its balance sheet. The following is an update of key drivers in that effort.

•	2020 FCF(a) guidance increased to approximately $350 million from prior guidance of $300 million

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In August 2020, CNX received $104 million of federal tax refunds, which the company expects to use to further pay down its 5.875% notes due in 2022, leaving a remaining balance of approximately $250 million, a reduction from $895 million at year-end 2019.

•	CNX expects full year EBITDAX(a) to be modestly above the high-end of the previously announced range of $830-$900 million

•	Capital expenditures expected near the midpoint of the previously announced range of $470-$550 million

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Previously curtailed production expected to resume October 1, 2020. The company estimates that optimizing the temporary curtailments and turning back in-line (TBIL) timings have resulted in approximately $30 million of net present value (NPV) realized through the pricing arbitrage

Chief Financial Officer Don Rush stated, “These positive developments support the company’s continued focus on its unique free cash flow generation plan. Our previously released 7-year plan highlighted our ability to generate over $3.3 billion of free cash flow and creates a non-replicable, best-in-class investment opportunity as we continue to build long-term intrinsic value, and today’s announcement demonstrates our continued execution of that plan. While our near-term free cash flow allocation plan will continue to focus on debt reduction until we achieve a 1.5x leverage ratio, we are continuously evaluating our future capital allocation options, including direct shareholder returns in the form of buy backs and dividends, accelerating future development and/or other strategic plans that create value for our shareholders. Our uniquely-positioned company provides the opportunity to create consistent, robust value for our shareholders year after year.”

(a) CNX is unable to provide a reconciliation of projected financial results contained in this release, including FCF and EBITDAX to their respective comparable financial measure calculated in accordance with GAAP. This is due to our inability to calculate the comparable GAAP projected metrics, including operating income, given the unknown effect, timing, and potential significance of certain income statement items.

About CNX Resources Corporation

CNX Resources Corporation (NYSE: CNX) is one of the largest independent natural gas exploration, development and production companies, with operations centered in the major shale formations of the Appalachian basin. The company deploys an organic growth strategy focused on responsibly developing its resource base. As of December 31, 2019, CNX had 8.4 trillion cubic feet equivalent of proved natural gas reserves. The company is a member of the Standard & Poor’s Midcap 400 Index. Additional information may be found at www.cnx.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX and CNX Midstream Partners LP (the “Partnership”), which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding: the expected future performance of the company; the company’s anticipated use of tax refund proceeds; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX and the Partnership believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the proposed transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the proposed transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX, the Partnership and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX’s or the Partnership’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the proposed transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CNX and the Partnership.

The forward-looking statements in this release speak only as of the date of this release; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CNX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2020 and June 30, 2020, and the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2020 and June 30, 2020, in each case, as filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC.

No Offer or Solicitation

This release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CNX has filed a registration statement on Form S-4, including a consent statement/prospectus of CNX and the Partnership, with the SEC and the SEC declared that registration statement effective on August 28, 2020. INVESTORS AND SECURITY HOLDERS OF CNX AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The consent statement/prospectus will have been sent to security holders of the Partnership in connection with the solicitation of consents from the Partnership’s limited partners. Investors and security holders may obtain a free copy of the consent statement/prospectus and other relevant documents filed by CNX and the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties are also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents from www.cnx.com under the tab “Investors” and then under the heading “SEC Filings.

Participants in the Solicitation Relating to the Merger

CNX, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about these persons is set forth in CNX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and the Partnership’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the proposed transaction, which has been filed with the SEC.

Contacts:

Investor: Tyler Lewis, at (724) 485-3157

Media: Brian Aiello, at (724) 485-3078